Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements on Form S-8 of Clear Channel Outdoor Holdings, Inc., filed on April 3, 2006 (Reg. No. 333-132950) and June 11, 2010 (Reg. No. 333-167468) of our report dated June 27, 2013, relating to the statements of net assets available for benefits as of December 31, 2012 and 2011, the statement of changes in net assets available for benefits for the year ended December 31, 2012, and the supplemental schedule of assets (held at end of year) as of December 31, 2012, of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in this Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan for the year ended December 31, 2012.

/s/ BKD, LLP

San Antonio, Texas
June 27, 2013